02040597

No. 27/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 6-7-02

SEC MAIL PROCESSING SECTION RECEIVED JUN 10 2002 WASH, D.C. 164

Date: June 7, 2002

SWISSCOM AG

(Registrant's Name)

PROCESSED JUN 20 2002 P THOMSON FINANCIAL

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: ....

Name: Rolf Zaugg
Title: Senior Counsel
a. i. Head of GLS-Corporate & Financial Law

Date: June 7, 2002

swisscom mobile

Press Release

New NATEL® corporate subscriptions for business customers

From 1 May 2002 Swisscom Mobile will offer business customers even more attractive terms and conditions. The new NATEL® corporate subscriptions will allow businesses to cost-effectively equip their entire workforce with mobile phones. The basic charges for the individual mobile accesses depend on the number of accesses and hence the size of the company.

From 1 May 2002, companies with more than five NATEL® accesses will be able to call for as little as CHF 0.18 a minute – round the clock! In addition to optimum price-performance, customers will benefit from the modular structure of the new subscription family. NATEL® corporate serves not only to complement the highly successful Corporate Mobile Network (CMN) product but provides an ideal basis for selected services, above all in the field of mobile data communication. The latter meets the needs of business customers who use the NATEL® network for conventional voice telephony and, increasingly, data applications via SMS, WAP, HSCSD or GPRS. By meeting these requirements, NATEL® corporate will provide a platform for all existing as well as future business customer solutions (e.g. B. WLAN). NATEL® Corporate customers will also profit from Swisscom Mobile's customised loyalty programmes. The new NATEL® corporate subscriptions can be obtained through Swisscom Mobile's customer advisers or by calling Swisscom Mobile's business hotline (0800 88 99 11). www.swisscom-mobile.ch/business

Monthly basic charges according to number of accesses

Number of accesses	NATEL® corporate basic	NATEL® Corporate standard	NATEL® corporate plus	NATEL® corporate executive
	Per subscription in CHF	Per subscription in CHF	Per subscription in CHF	Per subscription in CHF
5 – 19	15.00	20.00	42.00	72.00
20 – 49	15.00	19.00	40.00	70.00
50 – 249	14.00	18.00	38.00	68.00
250 – 499	14.00	17.00	36.00	66.00
≥ 500	13.00	16.00	34.00	64.00

Overview of call charges (calls on Swisscom networks)

Subscription	Standard rate CHF/min.	Off-peak rate CHF/min.	Night-time/weekend rate CHF/min.
NATEL® corporate basic (incl. 15 minutes talktime)	0.70	0.70	0.70
NATEL® corporate standard	0.59	0.40	0.20
NATEL® corporate plus	0.40	0.30	0.20
NATEL® corporate executive	0.18	0.18	0.18

Standard rate: Mon.-Fri. 07.00-19.00 hours; Off-peak rate: Mon.-Fri. 19.00-22.00 hours and 06.00-07.00 hours; Night-time/weekend rate: all other times

Berne, 1 May 2002

Swisscom Ltd
Group Media Relations Phone +41 31 342 91 93 www. swisscom.com

swisscom

Press release

Quarterly reporting Swisscom Group: 1 January 2002 – 31 March 2002

Swisscom announces good results for the first quarter

	2001	2002	Change
Net revenue (CHF in millions)	3510	3517	0.2%
EBITDA before exceptional items (CHF in millions)	1205	1168	-3.1%
EBIT before exceptional items (CHF in millions)	664	679	2.3%
ADSL accesses (at 31.3.)	2492	62966	-
Number of mobile customers (at 31.3. in millions)	3.07	3.43	11.8%

The Swisscom Group remains in good shape. At CHF 3.5 billion, revenue was stable in the first quarter of 2002 with an increase of 0.2%. At CHF 1.2 billion, operating income before interest, taxes, depreciation and amortization (EBITDA) was down slightly year-on-year, while EBIT (before exceptional items) was up by 2.3%. Swisscom expects slightly higher revenue for full-year 2002 and aims to maintain EBITDA on a par with the previous year.

The performance of the Swisscom Group was in line with expectations in the first quarter of 2002. Loss of market share in the fixed-network segment was negligible despite ongoing competitive pressures. The ADSL broadband drive was well received by customers. Growth in mobile communications has slowed because of the high level of market penetration already reached. It nevertheless contributed significantly to the Group's solid results.

The operating activities of the Swisscom Group continued to generate a high cash flow. In contrast to the trend in the European telecoms sector, Swisscom has no net debt. Despite the share buy-back in spring 2002, the Group's equity ratio is a high 38.1%. Due to the absence of last year's non-recurrent gain on the partial sale of Swisscom Mobile AG, net income in first-quarter 2002 was considerably lower, at CHF 420 million, than in the year-earlier period.

Further measures planned to streamline operating activities

Targeted action to improve performance in core business activities remains key to the success of Swisscom. The Group aims to systematically improve operating performance to counter sustained pressure from competitors:

- Swisscom Fixnet will reduce the number of call centers for its national and international directory enquiries services from 17 to 11 due to growing competition. From 2003, national directory enquiry services will be provided only from the existing locations of Winterthur, Chur, Rapperswil SG, Olten, Berne, Biel, Lugano, Neuchâtel and Sitten. The call centers in Baden, Freiburg, Lucerne, Pruntrut and Thun will close. The call centers providing international directory enquiry services in St. Gallen, Geneva and Lugano will be merged into just two centers in 2004: St.Gallen and Lugano. The merger will affect some 250 employees, although tno reduction in the headcount at directory enquiry services is forseen.

- Further optimization of operating activities will be achieved through rigorous management of the Group companies on the basis of financial ratios. Retroactively to 1 January 2002, other Swisscom business units will be formed into separate Group companies. These will be Swisscom Fixnet AG, Swisscom Enterprise Solutions AG and Swisscom Systems AG.

Swisscom to increase its holding in Bluewin to 100%

The cross shareholding agreement between Bluewin and Tamedia in April 2000, whereby Bluewin acquired a 15% stake in Winner Market AG, and Tamedia 8% in Bluewin, will be terminated at the end of May 2002 in view of the closer cooperation between Swisscom Fixnet and Bluewin and the link between the print area of Tamedia and its own online media. Bluewin will become a wholly-owned Swisscom subsidiary. A leading provider of Internet services and portal operator, Bluewin will continue to focus on taking forward the broadband communications business.

Outlook for the Swisscom Group in 2002: Sustained pressure on margins – stable EBITDA

On the basis of trends in the first quarter of 2002, Swisscom anticipates a slight increase in revenue for 2002 against an unchanged market backdrop. Pressure on margins in fixed-network and data will continue, while market growth in mobile communications will slow further. In 2002, Swisscom aims to maintain EBITDA at the previous year's level. Due to the absence of last year's non-recurrent gains from the sale of real estate and a 25% holding in Swisscom Mobile AG, net income for 2002 will be considerably lower than in the previous year.

Report on the segments:

At CHF 1,645 million, net revenue from **Fixnet** is 2.2% up on the previous year. This increase is principally attributable to the transfer of parts of value-added services from Enterprise Solutions to Fixnet. At CHF 369 million, Access reported a 4.2% increase thanks to continued strong demand for ISDN accesses. Revenue from national traffic was down 3.4% to CHF 228 million as a result of a drop in traffic volumes and loss of market share. Swisscom defended its market share in international traffic and increased volumes.

The 11.3% rise in national wholesale traffic can be attributed to volume increases in interconnection services and ADSL accesses. Growth in international wholesale traffic was driven by foreign subsidiary companies. ADSL broadband reported a boom in demand. The Internet provider Bluewin acquired some 14,000 new ADSL subscribers in the first quarter of 2002. At the end of March, the number of ADSL accesses totaled around 63,000 (Wholesale and Bluewin). At CHF 526 million, EBITDA from the Fixnet segment remains virtually unchanged year-on-year.

Compared to first-quarter 2001, **Mobile** reported a 5.1% increase in net revenue to CHF 1008 million. Growth in mobile communications has slowed as expected due to the high level of market penetration (72%). The net increase in new customers was 55,000, taking the customer base to over 3.4 million. Revenue from data communications increased by 46% to CHF 82 million. Average revenue per user (ARPU) stands at CHF 84, compared with CHF 90 for the whole of 2001.

Mobile grew EBITDA by 3.4% while the margin contracted slightly to 48.8%. For the remainder of the year, Swisscom Mobile expects the rising trend in voice and data revenues to be confirmed along with stronger demand for handsets. However, the EBITDA margin is likely to be weaker because of spending on the launch of new technologies and services.

Compared to first-quarter 2001, **Enterprise Solutions** reported a 5.3% fall in revenue to CHF 375 million largely because of the transfer of parts of the value-added services segment to Fixnet. Revenue from third parties for national and international telephone traffic was virtually unchanged year-on-year. Similar to the trend at Fixnet, there was a 1.7% decline in revenue in national traffic owing to a drop in volumes. International telephone traffic developed positively.. Revenue from data was virtually unchanged at the year-earlier level. Corporate communications solutions posted higher revenue year-on-year. Revenue from leased lines fell due to price reductions in some areas as a result of the highly competitive environment. Compared with the previous year, EBITDA was down by 10.5% to CHF 34 million.

debitel posted local-currency growth of 0.8% compared with first-quarter 2001. The 3.6% year-on-year decline in Swiss franc revenue is the result of currency movements. The customer base shrunk by

2.5% to 9.75 million subscribers from its peak at the end of 2001. This fall is mainly due to the elimination of inactive prepaid customers. Revenue in Germany was down 13.7% year-on-year (10% in local currency terms) to CHF 604 million, the decline being mainly the result of lower commissions and further price reductions in mobile communications. In international business, revenue increased by 25.1% (30% in local currency) to CHF 309 million thanks to strong growth in France and the acquisition of Talkline Nederlande in the fourth quarter of 2001.

EBITDA for the debitel Group fell by 37.3% year-on-year to CHF 32 million. However, the year-earlier quarter included a one-off effect of CHF 13 million from prepaid business. The decline in EBITDA is largely due to higher expenditure on customer loyalty initiatives, which doubled in comparison with the previous year. In 2002, debitel aims to maintain revenue and EBITDA at the previous year's levels.

At CHF 339 million, net revenue from the **Other** segment was down slightly year-on-year. Swisscom Systems posted a fall in revenue of 22.8% as the economic downturn adversely impacted the sale and rental of PBXs systems in particular. By merging with AGI IT Services AG on 31 December 2001, Swisscom IT Services AG registered a significant increase in revenue from third parties to CHF 50 million. EBITDA from the segment climbed by 4.3% overall to CHF 49 million.

The full consolidated financial statements are available on the Internet at:
www.swisscom.com/report01-02

Berne, 17 May 2002

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Premiere in Switzerland: Swisscom Mobile launches MMS

The new Multimedia Messaging Service (MMS) will be available to all Swisscom Mobile subscribers from 3 June 2002. This will enable pictures, sounds and longer, formatted texts to be sent to MMS-enabled terminals or e-mail addresses via mobile. In a launch phase, Swisscom Mobile will provide this service free of charge. And an attractive range of terminals will be made available. The launch of MMS consolidates Swisscom Mobile's position as a leader in innovation.

MMS is regarded as a mobile communications application with huge potential – a successor to the highly-successful SMS, it will enable considerably more than 160 characters to be transmitted. Text can be added to pictures taken by camera. An MMS-enabled mobile also allows animated graphics and sounds as well as longer, formatted texts to be created and sent to MMS-enabled terminals or any e-mail address.

MMS service free of charge during launch phase

From 3 June 2002, Swisscom Mobile will become the first network operator in Switzerland to offer MMS and enable the transmission of MMS on the Swisscom Mobile network and to e-mail addresses. All Swisscom Mobile customers (excl. NATEL® easy) will be able to use MMS by subscribing to the service free of charge on hotline number 0800 55 64 64. In the launch phase, the transmission of MMS will be free of charge. This offer will apply until 30 September 2002. "We want to provide an additional incentive to use this attractive, trend-setting service," explains Urs Schaeppi, Head of Connectivity Services at Swisscom Mobile. As of 1 October 2002, billing for MMS will be volume-based: an MMS of up to 10 kB will cost around CHF 0.80. An MMS of this site enables a picture with sound to be sent.

An attractive range of terminals: SonyEricsson T68i with Communicam

To use the service, which first has to be activated by Swisscom Mobile, an MMS-enabled terminal is required. At the moment only the SonyEricsson T68i is available on the Swiss market. Other models are expected to be rolled out from the third quarter of 2002. During the MMS launch phase, the SonyEricsson T68i incl. attachable camera (Communicam) will be available to customers who take out a subscription from Swisscom Mobile for CHF 498.

Urs Schaeppi explained the decision to roll out MMS by saying, "we are consolidating our position as a leader in innovation by launching MMS at an early stage." The new network components required for MMS will presently be installed and tested in collaboration with system partner Ericsson. Operation of the MMS service is stable but is currently restricted to the basic functions: MMS can be sent on the Swisscom Mobile network or to another e-mail address. Swisscom Mobile's MMS offering is being extended on an ongoing basis – MMS content (graphics and sound clips) will be available on the www.gomobile.ch mobile portal from late summer 2002. By this time it should also be possible to send MMS messages to non MMS-enabled mobile phones – the recipient will be able to access the message via Internet.

Swisscom AG
Group Media Relations
CH-3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www.swisscom.com
media@swisscom.com

swisscom mobile

Press release

Invitation to Press Conference "Innovations at Swisscom"

Tuesday, 28 May 2002, 10.00 until 12.00,
VisionCenter, Corporate Technology, Swisscom Ltd,
Ostermundigenstrasse 93, 3006 Bern

Berne, 28 May 2002

Swisscom AG
Group Media Relations
CH-3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www.swisscom.com
media@swisscom.com

swisscom fixnet

Press release

Danzas to take over physical logistics of Swisscom Fixnet

As of 1 July 2002, Swisscom Fixnet will outsource its non-core physical logistics business to Danzas AG. Both companies have signed a contract to this effect. Danzas AG is one of the leading logistics providers in Switzerland. All 78 logistics employees at Swisscom Fixnet will retain their jobs and continue to be employed under the terms and conditions of the Swisscom Collective Employment Agreement.

The new partner Danzas wishes to continue to operate the physical logistics of Swisscom Fixnet in a sustained and profitable manner. All current Swisscom Fixnet employees will continue to be employed by Danzas under the terms and conditions of the present Collective Employment Agreement. 73 Swisscom Fixnet employees will be offered a contract with Danzas from 1 July 2002; five others will continue to work in logistics for Swisscom Fixnet.

Concentration on core business

Physical logistics is not part of Swisscom Fixnet's core business. Swisscom Fixnet operates a modern high-bay warehouse at its site in Ostermundigen, but this can no longer be fully used. Internal cost pressures have led to a requirement for logistics services at market prices which can no longer be guaranteed with the existing structures. The aim is to acquire third-party customers. The "Solutions" business unit at Danzas has extensive experience in the operation of logistics centres and is internationally acclaimed as a professional logistics provider in the field of telecommunications. Danzas has reaffirmed its desire for long-term cooperation and sees the area of logistics as an opportunity to extend this cooperation. As a customer, Swisscom Fixnet fits into the Danzas Switzerland strategy.

The new partner

With 45,000 employees on all continents and revenues of almost CHF 14 billion (2001), the Danzas Group is one of the leading logistics providers worldwide. Today, the company that was founded in 1815 with headquarters in Basle is a one hundred percent subsidiary of Deutsche Post World Net. As well as conventional air and sea freight services and a highly developed European road and rail transport network, Danzas offers state-of-the-art integrated logistics solutions. To this end, Danzas has developed tailored logistical products in the area of supply chain management for various industrial sectors, including telecommunications.

Berne, 30 May 2002

Swisscom Ltd
Group Media Relations
CH-3050 Bern

Phone +41 31 342 91 93
Fax +41 31 342 06 70

www.swisscom.com
media@swisscom.com